UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BiomX Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09090D103

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D103

1.	Names of Reporting Persons Cystic Fibrosis Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,552,315
	6.	Shared Voting Power
	7.	Sole Dispositive Power 4,552,315
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,552,315
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.90%
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 4,552,315 shares of common stock held by the Reporting Person. Excludes warrants to purchase 4,778,265 shares of common stock due to a Beneficial Ownership Limitation (defined in Item 4).
(2)

The percentage ownership was calculated based on 45,979,930 shares of the Issuer’s common stock outstanding as of December 26, 2023 (as reported in the Issuer’s Pre-Effective Amendment No. 1 to Form S-3 Registration Statement as filed by the Issuer with the Securities and Exchange Commission on December 28, 2023).

CUSIP No. 09090D103

Item 1.

(a)	Name of issuer

BiomX Inc.

(b)	Address of issuer’s principal executive offices

22 Einstein St., 5th Floor, Ness Ziona, Israel 7414003

Item 2.

(a)	Name of person filing

Cystic Fibrosis Foundation

(b)	Address or principal business office or, if none, residence

4550 Montgomery Ave. Suite 1100N
Bethesda, MD 20814

(c)	Citizenship

United States

(d)	Title of class of securities

Common stock, $0.0001 par value per share

(e)	CUSIP No.

09090D103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09090D103

Item 4.	Ownership

(a)	Amount beneficially owned: 4,552,315*

(b)	Percent of class: 9.90%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,552,315

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 4,552,315

(iv)	Shared power to dispose of or to direct the disposition of: 0

*

Consists of 4,552,315 shares of common stock held by the Reporting Person. Excludes warrants to purchase an aggregate of 4,778,265 shares of common stock that contain a prohibition on exercise if, after such exercise, the Reporting Person would beneficially own more than 9.99% of the number of shares of common stock then issued and outstanding (the “Beneficial Ownership Limitation”).

**

The percentage ownership was calculated based on 45,979,930 shares of the Issuer’s common stock outstanding as of December 26, 2023 (as reported in the Issuer’s Pre-Effective Amendment No. 1 to Form S-3 Registration Statement as filed by the Issuer with the Securities and Exchange Commission on December 28, 2023).

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09090D103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

By:	/s/ Ania Howell
Name:	Ania Howell
Title:	Vice President, Financial Services